SEC FILE NUMBER
001-42428
CUSIP NUMBER
87874R308

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TechTarget, Inc.

Full Name of Registrant

Former Name if Applicable

275 Grove Street

Address of Principal Executive Office (Street and Number)

Newton, Massachusetts 02466

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

TechTarget, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “Annual Report”) within the prescribed time period without unreasonable effort or expense. The Company currently expects to file the Annual Report by April 15, 2025, within the extension period of fifteen calendar days permitted under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

The Annual Report is taking more time to finalize than it traditionally would following the combination of former TechTarget, Inc. and the Informa Tech Digital Businesses, which completed on December 2, 2024. This reflects the timing of the completion of the transaction and its proximity to the fiscal year end, and the translation and alignment between US GAAP and IFRS.

The Company is taking the extension period to further evaluate technical accounting matters arising while preparing its financial statements for the fiscal year ended December 31, 2024. This includes undertaking a technical assessment of the goodwill of the Industry Dive business, which was acquired in 2022. Based on preliminary information and analysis of the related technical accounting matters, the Company expects to record a pre-tax non-cash goodwill impairment charge related to the business in the range of approximately $70m to $110m in the year ended December 31, 2024.

The Company will also use the additional time to complete the consolidated financial statements of the newly combined Company, including finalization of the tax provision and completion of the evaluation of all other technical accounting matters relating to the year ended December 31, 2024, and prior periods, which may or may not require prior periods to be adjusted.

The Company is also working to finalize its evaluation of certain internal controls over financial reporting including the technical accounting matters (acknowledging prior disclosures in its Form S-4/A filed on October 23, 2024 regarding material weaknesses) so that it can file the Annual Report as expeditiously as possible.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Daniel T. Noreck	617	431-9449
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒  No ☐

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s net loss for the fiscal year ended December 31, 2024 is expected to reflect the impact of the matters referenced in Part III above.

All financial results as of and for the year ended December 31, 2024 are preliminary, are based upon estimates which the Company believes are reasonable and may be subject to change after the completion of the year-end reporting process and will not be final until the Company files its audited financial statements in the Annual Report. Accordingly, undue reliance should not be placed on this preliminary data.

Forward Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 relating to the Company’s expectations regarding the timing of filing the Annual Report and the Company’s ongoing review of its financial statements. Actual events or results may differ materially from those in the forward-looking statements set forth herein. Factors that could cause actual events to differ materially from those in the forward-looking statements include, but are not limited to, the risk that additional information may arise in the process of completing the review or audit of any revised financial statements that would require the Company to make additional or different adjustments; the time, effort and expense required to complete any corrections in the Company’s financial statements; and the other risks described more fully in Exhibit 99.2 to the Company’s Form 8-K/A filed with the Commission on December 9, 2024 and the Company’s other filings from time to time with the Commission. The Company is under no obligation to, and expressly disclaims any obligation to, update or alter these forward-looking statements, whether as a result of new information, future events or otherwise after the date of this filing except as may be required under applicable securities law.

TechTarget, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2025	By:	/s/ Daniel T. Noreck
	Name: Title:	Daniel T. Noreck Chief Financial Officer and Treasurer